                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: April 2000                   Commission File Number: 1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                              Form 40-F                   X
                          ---------                                    ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                    No                          X
                          ---------                                    ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

 EXHIBIT                  DESCRIPTION OF EXHIBIT
---------     -------------------------------------------------
EXHIBIT 1     1ST QUARTER REPORT TO SHAREHOLDERS FOR THE PERIOD
              ENDED MARCH 31, 2000

                                    EXHIBIT 1

                                   FIRST QUARTER 2000

[LOGO]

                                   Report to shareholders for the
                                   period ended March 31, 2000

Suncor Reports Record Quarterly Earnings

RECORD OIL SANDS PRODUCTION, HIGHER COMMODITY PRICES AND IMPROVED REFINING MARGINS CONTRIBUTE TO SUNCOR'S EARNINGS IMPROVEMENT

FIRST QUARTER HIGHLIGHTS

(All financial figures are in Canadian dollars unless noted otherwise)

- Suncor Energy Inc.'s first quarter earnings for 2000 rose to a record $105 million ($0.89 per common share), up from $11 million ($0.09 per common share) in the first quarter of 1999. The improvement was primarily a result of increased commodity prices, record oil sands production and higher downstream refining margins.

- During the first quarter, cash flow from operations was a record $269 million ($2.33 per common share), compared with $93 million ($0.84 per common share) in the first quarter of 1999. Revenue for the quarter was $779 million compared with $469 million during the same period in 1999. Cash flow and revenue rose mainly as a result of the same factors that affected earnings.

- Partially offsetting the benefits of higher crude prices was a $51 million loss during the quarter as a result of Suncor's hedging program. This compares with a $10 million hedging gain in the first quarter of 1999.

- Total production of conventional and synthetic crude oil, natural gas and natural gas liquids reached a record 148,600 barrels of oil equivalent
     (BOE) per day, an increase from the 1999 first quarter average of 133,900 BOE per day. The increase was due to an average quarterly production record at Oil Sands of 114,800 barrels per day, which was partially offset by lower conventional production.

[GRAPH]

- The $2 billion Project Millennium oil sands expansion made significant advances during the quarter, including the installation of major equipment such as the four coke drums and fractionator used in the new upgrader. By the end of the quarter, about 22% of the site construction and 89% of the engineering work had been completed.

- Project Millennium is under some cost pressure. The $2 billion project budget has increased by $150 million due to design changes to improve reliability and provide for the potential of increased production. In addition, overall costs could increase by 5 to 15% as a result of the strong Alberta economy.

- Suncor's Oil Sands business remains on track to achieve projected growth in production. Daily production is targeted to average 115,000 barrels per day in 2000, 130,000 barrels per day in 2001, 210,000 barrels per day in 2002 and 225,000 barrels per day in 2003.

- Suncor announced plans to reposition its natural gas business to improve profitability. The unit has set a goal of reducing annual expenses by $18 - $20 million by the end of the year and achieving a 10% return on capital within five years.

- Sunoco's net earnings rose to a first quarter record $19 million from $5 million in the first quarter of 1999 as a result of improved refinery earnings.

- The commissioning of the Stuart Oil Shale project in Australia remains behind schedule. Work to resolve technical issues continues, and a decision as to the technical and operational viability of the project is expected to be made later this year.

[GRAPH]

For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                            Visit Suncor's website: www.suncom

                                    2  SUNCOR ENERGY INC. - FIRST QUARTER 2000


"Record Oil Sands production and a significant improvement in Sunoco's refinery margins during the quarter played a big role in driving us to our best quarter ever."

RICHARD L. GEORGE,
President and Chief Executive Officer


[GRAPH]

RECORD FIRST QUARTER EARNINGS REFLECT OPERATIONAL STRENGTHS

Higher commodity prices played an important role in Suncor's record $105 million first quarter earnings, which were also strongly bolstered by excellent operating performance, says Rick George, president and chief executive officer. "Record Oil Sands production and a significant improvement in Sunoco's refinery margins during the quarter played a big role in driving us to our best quarter ever," says George.

     The benefits of high crude prices where partially offset by a $51 million hedging loss during the quarter. "Suncor pre-sells a portion of its future production at pre-set prices to reduce our exposure to low crude oil prices," says George. "This hedging program helps protect Suncor's ability to finance Project Millennium without having to issue equity and dilute our shareholders' interest in the company, and it has served our needs very well," says George. "Once this large capital project is complete, we plan to have a much less aggressive hedge position."

SUNCOR ANNOUNCES PLANS TO REPOSITION EXPLORATION AND PRODUCTION

On the day of the release of Suncor's first quarter results, the company also announced plans to reposition Exploration and Production into a natural gas business with a sharper focus on improved profitability. "We have been increasing our emphasis on natural gas for years now," says George. "But you are now going to see a real change in focus for us. Our plan calls for reducing annual expenses in this business by $18 to $20 million by the end of the year and achieving a 10% return on capital within the next five years." Suncor's natural gas business will concentrate on building competitive operating areas, improving base business efficiency and creating new low-capital businesses.

[GRAPH]

     "These changes do not come without an impact on people," says George. "We will lose about 85 employees as we restructure the business. We are working to minimize this number by finding opportunities to place people within Suncor's other businesses."

QUARTER SEES PROGRESS ON GROWTH PROJECTS

The first quarter saw Suncor moving forward on a number of fronts. Construction work progressed on Project Millennium. By the end of the quarter, 89% of the engineering and 22% of site construction was completed, with most of the major equipment on site. The project remains on schedule, with commissioning activities planned for the second half of 2001.

     Project Millennium is under some cost pressure. "We have made some design changes to increase long-term reliability, with

For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                        Visit Suncor's website: www.suncor.com

                                    3  SUNCOR ENERGY INC. - FIRST QUARTER 2000


"Project Millennium is designed to make Suncor the lowest cost supplier of crude in North America, and we're still very much on track to achieve our goal."

RICHARD L. GEORGE,
President and Chief Executive Officer


the potential for increased production from parts of the plant," says George. This change in scope is estimated to add $150 million to the project cost. "In addition we also have concerns about the strong Alberta economy, which could increase the overall project cost by 5 to 15%."

     George says these increases in Millennium costs are not expected to have a material impact on the project's return on capital or cash cost per barrel. "Project Millennium is designed to make Suncor the lowest cost supplier of crude in North America, and we're still very much on track to achieve our goal."

     Suncor's Oil Sands business continues to target average daily production of 115,000 barrels per day in 2000, 130,000 barrels per day in 2001, 210,000 barrels per day in 2002, and 225,000 barrels per day in 2003.

     During the quarter, Suncor announced intentions to invest a total of $750 million to increase Oil Sands upgrading capacity and to develop a commercial scale, in-situ bitumen recovery project on its Firebag properties, 40 kilometres northeast of the Oil Sands plant. Construction of the in-situ facility is expected to begin in 2001, pending regulatory and board of directors' approval. If approved, Oil Sands production is expected to increase to 260,000 barrels per day by the end of 2004.

     Suncor continues to assess integration opportunities to expand the company's reach into the North American refining market with potential joint ventures, acquisitions and other special long-term supply agreements with U.S. refiners. "Our work on downstream integration is an effort to drive additional synergistic value between our oil sands operation and the ultimate customer," says George.

     During the first quarter Suncor also announced plans to invest $100 million over the next five years in alternative and renewable energy. "This has the potential to be a viable, money-making business for Suncor, which can add value to the company," says George. "At the same time, we have an opportunity to enter a business that will benefit the environment and improve our quality of life."

CONSOLIDATED FINANCIAL RESULTS

Consolidated earnings for 2000 were $105 million ($0.89 per common share), compared with earnings of $11 million ($0.09 per share) in the first quarter of 1999.

     The increase in earnings was primarily a result of a more than a doubling of the benchmark WTI crude oil price, record Oil Sands production, higher natural gas prices, improved refining margins and lower interest expenses. These favourable factors were partially offset by hedging losses of $51 million in the


For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                         Visit Suncor's website:www.suncor.com

                                    4  SUNCOR ENERGY INC. - FIRST QUARTER 2000


[GRAPH]

quarter (compared to a gain of $10 million in the first quarter of 1999), lower retail gasoline margins and higher non cash costs associated with overburden removal and depreciation at the Oil Sands operations.

     Cash flow from operations was $269 million ($2.33 per common share) compared to $93 million ($0.84 per common share) in the first quarter of 1999. The increase is primarily due to the same factors that increased earnings.

BUSINESS UNIT PERFORMANCE

OIL SANDS SETS RECORD QUARTERLY PRODUCTION RATE, EARNINGS AND CASH FLOW

Oil Sands earnings rose to $90 million in the first quarter of 2000 compared with earnings of $17 million in the first quarter of 1999. Cash flow from operations rose to $199 million, up from $53 million in the first quarter of 1999. Higher crude oil prices, increased production and sales volumes and lower per-barrel cash operating costs contributed to the improved results. These positive factors were partially offset by crude oil hedging losses and higher non-cash charges.

     Oil Sands achieved a new production record, averaging 114,800 barrels per day in the first quarter of 2000, up 20% from the same period in 1999 when production was halted by an eight-day unplanned production outage. Oil Sands is targeting average annual production of 115,000 barrels per day for 2000. Sales in the quarter averaged 117,900 barrels per day compared to 91,300 barrels per day in the first quarter of 1999.

[GRAPH]

     Cash operating costs per barrel declined to an average of $11.10 compared with cash operating costs of $12.55 in the first quarter of 1999. Higher sales volumes contributed to the improvement in cash operating costs. Oil Sands is targeting cash operating costs to average $11.50 for 2000.

     A fatal accident occurred on February 22 when two employees of a sub-contractor working on Project Millennium were in a truck explosion. One person was killed and another seriously injured. The accident is currently under investigation. "This incident has left all of us at Suncor deeply saddened," says Rick George. "The safety of everyone on this site is our highest priority. Our condolences go out to the family and friends of both men."

SUNOCO EARNINGS STRENGTH DRIVEN BY STRONG REFINING MARGINS

Sunoco's first quarter earnings were $19 million, compared with earnings of $5 million in the first quarter of 1999. Cash flow from operations was $46 million for the quarter compared with $23 million in the first quarter of 1999.

     Refining earnings were $16 million in the first quarter compared with a loss of $1 million for the same quarter last year.


For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                         Visit Suncor's website:www.suncor.com

                                    5  SUNCOR ENERGY INC. - FIRST QUARTER 2000


[GRAPH]

The improvement is due to higher refining margins, which were influenced by strong seasonal North American distillate and gasoline margins, historically low gasoline inventories and a tight North American supply market.

     Sunoco's retail marketing earnings were $4 million, compared with earnings of $7 million in the first quarter of last year. Retail volumes were slightly ahead of last year. However, earnings declined as a result of lower retail margins as wholesale prices rose more quickly than they could be fully recovered at the retail outlets. The decline was partially offset by an improvement in non-gasoline revenues, including car wash and merchandise revenues at Sunoco service stations.

     Sunoco's Integrated Energy Solutions (IES) business had a loss of $1 million for the quarter compared with a loss of $1 million in the first quarter of 1999.

EXPLORATION AND PRODUCTION CONTINUES STRATEGIC RE-POSITIONING

Exploration and Production's (E&P) earnings increased to $8 million in the first quarter, up from $3 million in first quarter of 1999. The increase is attributable to higher crude prices and higher natural gas prices, which averaged $2.96 per million cubic feet (mcf) for the quarter, compared with $2.18 per mcf in the 1999 first quarter. Partially offsetting these favourable factors were higher crude oil hedging losses, lower production levels and higher royalties due to the improvement in commodity prices.

     Conventional production declined by 4,600 barrels per day during the first quarter, averaging 33,800 BOE per day compared with 38,400 BOE per day during the first quarter last year. The main factors contributing to the production decline are the impacts from 1999 property divestments and poor drilling results. E&P plans to pursue its property divestment program with a focus on selling oil properties. Property divestments planned for 2000 could generate over $250 million in proceeds, including the sale of Suncor's Burnt Lake property. Subsequent to the end of the quarter E&P completed the sale of a package of properties that generated $135 million in proceeds. The annual impact of the sale of these properties represents approximately 4,500 BOE of daily production. Due to the increased scope and acceleration of property divestments, conventional production for the year is now expected to average about 27,000 BOE per day as compared to E&P's original target of 30,000.

     Cash flow from operations for the quarter was $48 million compared with $42 million achieved in the 1999 first quarter.


For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                         Visit Suncor's website:www.suncor.com

                                    6  SUNCOR ENERGY INC. - FIRST QUARTER 2000


"[Alternative and renewable energy] has the potential to be a viable, money-making business for Suncor, which can add value to the company. At the same time, we have an opportunity to enter a business that will benefit the environment and improve our quality of life."

RICHARD L. GEORGE,
President and Chief Executive Officer


STUART OIL SHALE PROJECT

While commissioning remains behind schedule on Stage 1 of the Stuart Oil Shale Project, hot commissioning trials have demonstrated that oil can be produced from oil shale, but further assessment is required to determine whether the technology is viable. A decision as to the technical and operational viability of the project is expected to be made later this year. George says if Suncor decides not to proceed with further development the company would face a $55 million to $65 million write-off.

SUNCOR ENERGY IS AN INTEGRATED CANADIAN ENERGY COMPANY WITH A LEADING POSITION IN CANADA'S OIL SANDS INDUSTRY. SUNCOR IS ALSO A CONVENTIONAL NATURAL GAS AND OIL PRODUCER IN WESTERN CANADA, OPERATES A REFINING AND MARKETING BUSINESS IN ONTARIO UNDER THE SUNOCO BRAND, AND IS PURSUING INTERNATIONAL GROWTH WITH AN OIL SHALE DEVELOPMENT PROJECT IN AUSTRALIA. AT THE SAME TIME AS SUNCOR MEETS TODAY'S ENERGY NEEDS, THE COMPANY IS ALSO INVESTING IN ALTERNATIVE AND RENEWABLE ENERGY FOR THE FUTURE. SUNCOR ENERGY COMMON SHARES AND PREFERRED SECURITIES ARE LISTED FOR TRADING ON THE TORONTO AND NEW YORK STOCK EXCHANGES (SYMBOL SU).


Note: This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in Suncor Energy's annual report to shareholders and other documents filed with regulatory authorities.


For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                         Visit Suncor's website:www.suncor.com

                                      7  SUNCOR ENERGY INC. - FIRST QUARTER 2000


Consolidated Statements of Earnings
(unaudited)

                                                                 Three months ended March 31
($ millions)                                                      2000                1999
-------------------------------------------------------------------------------------------------

REVENUES                                                           779                 469
-------------------------------------------------------------------------------------------------
EXPENSES
   Purchases of crude oil and products                             155                  79
   Operating, selling and general                                  217                 178
   Exploration                                                      10                  14
   Royalties                                                        43                  16
   Taxes other than income taxes                                    84                  77
   Depreciation, depletion and amortization                         91                  75
   Gain on disposal of assets                                       (1)                 --
   Interest                                                         --                  12
-------------------------------------------------------------------------------------------------
                                                                   599                 451
-------------------------------------------------------------------------------------------------

EARNINGS BEFORE INCOME TAXES                                       180                  18
-------------------------------------------------------------------------------------------------

PROVISION FOR INCOME TAXES
   Current                                                           7                   4
   Future                                                           68                   3
-------------------------------------------------------------------------------------------------
                                                                    75                   7
-------------------------------------------------------------------------------------------------

NET EARNINGS                                                       105                  11
Dividends on preferred securities                                   (6)                 (1)
-------------------------------------------------------------------------------------------------
Net earnings attributable to common shareholders                    99                  10
-------------------------------------------------------------------------------------------------

PER COMMON SHARE (dollars)
   Net earnings                                                   0.95                0.10
   Dividends on preferred securities                              0.06                0.01
-------------------------------------------------------------------------------------------------
   Net earnings attributable to common shareholders


   Basic                                                          0.89                0.09
   Diluted                                                        0.87                0.09
-------------------------------------------------------------------------------------------------
   Cash dividends                                                 0.17                0.17
-------------------------------------------------------------------------------------------------

See accompanying notes.

For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                        Visit Suncor's website: www.suncor.com

                                      8  SUNCOR ENERGY INC. - FIRST QUARTER 2000


Consolidated Balance Sheets
(unaudited)

                                                               March 31         December 31
($ millions)                                                      2000                1999
-----------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                        3                      5
   Accounts receivable                                            342                    277
   Future income taxes                                             53                     14
   Inventories                                                    169                    161
-----------------------------------------------------------------------------------------------
Total current assets                                              567                    457
-----------------------------------------------------------------------------------------------
Capital assets, net                                             4 909                  4 528
Deferred charges and other                                        177                    191
-----------------------------------------------------------------------------------------------
Total assets                                                    5 653                  5 176
-----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Short-term borrowings                                           15                     32
   Accounts payable                                               324                    277
   Accrued liabilities                                            256                    339
   Income taxes                                                     5                     15
   Taxes other than income taxes                                   40                     46
   Current portion of long-term borrowings                          1                      1
-----------------------------------------------------------------------------------------------
Total current liabilities                                         641                    710
-----------------------------------------------------------------------------------------------
Long-term borrowings                                            1 661                  1 306
Accrued liabilities and other                                     246                    236
Future income taxes                                               859                    816
Shareholders' equity (see below)                                2 246                  2 108
-----------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                      5 653                  5 176
-----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY:
                                                        Number                Number
-----------------------------------------------------------------------------------------------
Preferred securities                                17 540 000    514     17 540 000     514
Share capital                                      110 565 389    525    110 516 119     524
Retained earnings                                               1 207                  1 070
-----------------------------------------------------------------------------------------------
                                                                2 246                  2 108
-----------------------------------------------------------------------------------------------

See accompanying notes.

For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                        Visit Suncor's website: www.suncor.com

                                      9  SUNCOR ENERGY INC. - FIRST QUARTER 2000
Consolidated Statements of Cash Flows
(unaudited)

                                                                Three months ended March 31
($ millions)                                                      2000                1999
-----------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow provided from operations (1), (2)                        269                  93
Increase in operating working capital
   Accounts receivable                                             (65)                (22)
   Inventories                                                      (8)                 (8)
   Accounts payable and accrued liabilities                        (36)                (18)
   Taxes payable                                                   (16)                (13)
-----------------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATING ACTIVITIES                            144                  32
-----------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES (2)                             (460)               (184)
-----------------------------------------------------------------------------------------------------
NET CASH DEFICIENCY BEFORE FINANCING ACTIVITIES                   (316)               (152)
-----------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase (decrease) in short-term borrowings                       (17)                  1
Issuance of preferred securities                                    --                 507
Stuart oil shale project borrowings                                 --                   4
Repayment of commercial paper borrowings                            --                (491)
Net increase in other long-term borrowings                         360                 179
Issuance of common shares under stock option plan                    1                   1
Dividends paid on preferred securities (3)                         (11)                 (1)
Dividends paid on common shares                                    (19)                (19)
-----------------------------------------------------------------------------------------------------
CASH PROVIDED FROM FINANCING ACTIVITIES                            314                 181
-----------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (2)                 29
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     5                  26
-----------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           3                  55
-----------------------------------------------------------------------------------------------------
PER COMMON SHARE (dollars)
(1) Cash flow provided from operations                            2.44                0.85
(3) Dividends paid on preferred securities (pre-tax)              0.11               (0.01)
-----------------------------------------------------------------------------------------------------
   Cash flow provided from operations after
   deducting dividends paid on preferred securities               2.33                0.84
-----------------------------------------------------------------------------------------------------

(2) See Schedules of Segmented Data

See accompanying notes.


Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

                                                       Preferred                Share                 Retained
($ millions)                                           Securities              Capital                Earnings
-------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1998                                         --                    518                     981
Net earnings                                                 --                     --                      11
Dividends paid                                               --                     --                     (20)
Issuance of preferred securities                            507                     --                      --
Issued for cash under stock option plan                      --                      1                      --
-------------------------------------------------------------------------------------------------------------------
AT MARCH 31, 1999                                           507                    519                     972
-------------------------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1999                                        514                    524                   1 070
Net earnings                                                 --                     --                     105
Dividends paid                                               --                     --                     (25)
Issued for cash under stock option plan                      --                      1                      --
Income taxes - impact of new standard (note 1b)              --                     --                      57
-------------------------------------------------------------------------------------------------------------------
AT MARCH 31, 2000                                           514                    525                   1 207
-------------------------------------------------------------------------------------------------------------------

See accompanying notes.

For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                        Visit Suncor's website: www.suncor.com

                                   10  SUNCOR ENERGY INC. - FIRST QUARTER 2000


Common Share Information

                                                                   2000        1999
--------------------------------------------------------------------------------------
for the quarter ended March 31
   Average number outstanding, weighted monthly (thousands)      110 532       110 233
--------------------------------------------------------------------------------------
as at March 31
Share price at end of trading
   Toronto Stock Exchange     - $Canadian                          62.85         50.75
   New York Stock Exchange    - $U.S.                              42.50         33.50
--------------------------------------------------------------------------------------
Book value per common share   - $Canadian                          15.67         13.52
                              - $U.S.                              10.78          8.95
--------------------------------------------------------------------------------------
Common share options outstanding                               3 309 854     3 125 440
--------------------------------------------------------------------------------------


Ratios
(unaudited)

--------------------------------------------------------------------------------------
as at March 31
Debt to debt plus shareholders' equity (%)                          42.7          33.5
--------------------------------------------------------------------------------------
Net tangible asset coverage on long-term debt (times)
   Before deduction of future income taxes                           2.7           3.6
--------------------------------------------------------------------------------------
   After deduction of future income taxes                            2.2           2.8

for the twelve months ended March 31
Debt to cash flow provided from operations (times)                   1.8           1.8
--------------------------------------------------------------------------------------
Interest coverage on long-term debt (times)
   Net income                                                        6.7           3.4
--------------------------------------------------------------------------------------
   Cash flow from operations                                        10.7           7.5
--------------------------------------------------------------------------------------

Notes to the Consolidated Financial Statements

(unaudited)

1.  ADOPTION OF NEW ACCOUNTING STANDARDS

a)  Employee future benefits

Effective January 1, 2000, the company adopted new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of the cost of employee future benefits. Under this standard, a liability and an expense is recognized for all employee future benefits in the reporting period in which an employee has provided the service that gives rise to the benefits. The recommendations were adopted in a manner that produces recognized and unrecognized amounts for all of its benefit plans the same as those determined by application of accounting principles generally accepted in the United States.

     The new recommendations, which will not affect the company's cash flows or liquidity, have been adopted retroactively and prior periods' results have been restated. As a result, retained earnings were decreased by $34 million, accrued liabilities and other were increased by $57 million and future income taxes were decreased by $23 million at January 1, 2000. The impact of the new recommendations for the first quarter of 2000 was to increase operating, selling and general expenses by $3 million and decrease net earnings by $2 million after income tax credits of $1 million (1999 - increase operating, selling and general expenses by $6 million and decrease net earnings by $4 million after income tax credits of $2 million).

b)  Income taxes

Effective January 1, 2000, the company adopted new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants dealing with the accounting for income taxes. This standard requires the use of the asset and liability method for computing future income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying value and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in net earnings in the period that includes the enactment date. Material changes in tax rates could result in volatility in net earnings in the periods affected. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be recognized. Previously, the company followed the deferral method of accounting for income taxes, which was based on differences in the timing of reporting income and expenses in financial statements and tax returns.

     The new recommendations, which will not affect the company's cash flows or liquidity, have been adopted retroactively without restating prior periods. The cumulative effect at January 1, 2000 is to decrease future income taxes and increase retained earnings by $57 million. The new recommendations had no impact on net earnings for the first quarter of 2000.

2.  COMPARATIVE FIGURES

In addition to the restatement of prior periods' results for comparative purposes identified in note 1, adoption of the new accounting standards has resulted in changes to prior periods' capital employed, return on capital employed, affected ratios and indicators, and certain per common share calculations.

3.  SUPPLEMENTAL INFORMATION

                                     Three months ended March 31
($ millions)                            2000            1999
----------------------------------------------------------------
Interest paid                             28              26
----------------------------------------------------------------
Income taxes paid                         16               3
----------------------------------------------------------------
Interest expense
   Long-term interest cost                22              20
   Capitalized interest                  (22)             (8)
----------------------------------------------------------------
                                          --              12
----------------------------------------------------------------

                                   11  SUNCOR ENERGY INC. - FIRST QUARTER 2000


Schedules of Segmented Data
(unaudited)

                                                            Exploration                        Corporate
                                            Oil Sands      and Production        Sunoco      and Eliminations      Total
($ millions)                              2000     1999     2000    1999     2000     1999    2000     1999    2000     1999
----------------------------------------------------------------------------------------------------------------------------
EARNINGS
Three months ended March 31
REVENUES
Sales and other operating revenues        151       99       46      20      581      349       --       --     778      468
Intersegment revenues                     191       65       44      50       --       --     (235)    (115)     --       --
Interest                                   --       --       --      --       --       --        1        1       1        1
----------------------------------------------------------------------------------------------------------------------------
                                          342      164       90      70      581      349     (234)    (114)    779      469
EXPENSES
Purchases of crude oil and products        --        3       --      --      382      184     (227)    (108)    155       79
Operating, selling and general            109       86       23      19       73       69       12        4     217      178
Exploration                                --       --       10      14       --       --       --       --      10       14
Royalties                                  25        7       18       9       --       --       --       --      43       16
Taxes other than income taxes               3        2       --       1       81       74       --       --      84       77
Depreciation, depletion and amortization   55       38       23      24       13       13       --       --      91       75
Gain on disposal of assets                 --       --       (1)     --       --       --       --       --      (1)      --
Interest                                   --       --       --      --       --       --       --       12      --       12
----------------------------------------------------------------------------------------------------------------------------
                                          192      136       73      67      549      340     (215)     (92)    599      451
----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES       150       28       17       3       32        9      (19)     (22)    180       18
Income taxes                              (60)     (11)      (9)     --      (13)      (4)       7        8     (75)      (7)
----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                        90       17        8       3       19        5      (12)     (14)    105       11
----------------------------------------------------------------------------------------------------------------------------
CAPITAL EMPLOYED
as at March 31                          1 520    1 324      709     784      469      537      (66)     (70)  2 632    2 575
----------------------------------------------------------------------------------------------------------------------------
RETURN ON AVERAGE CAPITAL EMPLOYED (%)
Twelve months ended March 31             17.2     11.4      6.4     3.1      8.6      6.6       --       --    11.4      7.3
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE FINANCING ACTIVITIES
three months ended March 31
CASH PROVIDED FROM (USED IN)
OPERATING ACTIVITIES:
  Cash flow provided from
  (used in) operations
   Net earnings (loss)                     90       17        8       3       19        5      (12)     (14)    105       11
   Exploration expenses
     Cash                                  --       --        4       6       --       --       --       --       4        6
     Dry hole costs                        --       --        6       8       --       --       --       --       6        8
   Non-cash items included in earnings
     Depreciation, depletion
      and amortization                     55       38       23      24       13       13       --       --      91       75
     Future income taxes                   57       10       (4)     --        6       --        9       (7)     68        3
     Current income tax provision
      allocated to Corporate                3        1       13      --        7        4      (23)      (5)     --       --
     Gain on disposal of assets            --       --       (1)     --       --       --       --       --      (1)      --
     Other                                  3       (1)      (1)      1        1        1       (4)       2      (1)       3
   Overburden removal outlays              (8)     (12)      --      --       --       --       --       --      (8)     (12)
   Increase (decrease) in deferred credits
     and other                             (1)      --       --      --       --       --        6       (1)      5       (1)
----------------------------------------------------------------------------------------------------------------------------
  Total cash flow provided from
   (used in) operations                   199       53       48      42       46       23      (24)     (25)    269       93
  Decrease (increase) in operating
   working capital                        (93)     (44)     (20)      6      (25)     (39)      13       16    (125)     (61)
----------------------------------------------------------------------------------------------------------------------------
  Total cash provided from
   (used in) operating activities         106        9       28      48       21      (16)     (11)      (9)    144       32
----------------------------------------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES:
   Capital and exploration expenditures  (406)    (109)     (40)    (59)      (5)      (3)      (6)     (14)   (457)    (185)
   Deferred maintenance
     shutdown expenditures                 --       (2)      --      --       --       --       --       --      --       (2)
   Deferred outlays and other
     investments                           (3)      --       --      --       (3)      --       --       (1)     (6)      (1)
   Proceeds from disposals                 --       --        3       4       --       --       --       --       3        4
----------------------------------------------------------------------------------------------------------------------------
   Total cash used in
     investing activities                (409)    (111)     (37)    (55)      (8)      (3)      (6)     (15)   (460)    (184)
----------------------------------------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY) BEFORE
  FINANCING ACTIVITIES                   (303)    (102)      (9)     (7)      13      (19)     (17)     (24)   (316)    (152)
----------------------------------------------------------------------------------------------------------------------------

For more information please contact: Media Inquiries: Ron Shewchuk (403) 269-8655 Investor Relations: John Rogers (403) 269-8670
                                        Visit Suncor's website: www.suncor.com

                                   12  SUNCOR ENERGY INC. - FIRST QUARTER 2000


Quarterly Operating Summary
(unaudited)

                                                                                       For the quarter ended       Total Year
-----------------------------------------------------------------------------------------------------------------------------
                                           MAR 31        Dec 31        Sept 30        June 30        Mar 31
                                             2000          1999           1999           1999          1999           1999
-----------------------------------------------------------------------------------------------------------------------------
OIL SANDS
PRODUCTION (a)                              114.8         113.2          101.5          112.0          95.5          105.6
SALES (a)
- light sweet crude oil                      67.7          62.8           52.1           41.3          54.6           52.7
- diesel                                      8.7           9.5            8.4            6.8           7.9            8.2
- light sour crude oil                       41.5          35.1           47.5           54.8          28.8           41.3
-----------------------------------------------------------------------------------------------------------------------------
                                            117.9         107.4          108.0          102.9          91.3          102.2
-----------------------------------------------------------------------------------------------------------------------------
AVERAGE SALES PRICE (b)
- light sweet crude oil                     34.35         30.81          27.23          24.47         20.55          26.06
- other (diesel and light sour crude oil)   28.46         25.91          21.45          19.60         19.18          21.48
- total                                     31.84         28.77          24.24          21.57         20.00          23.84
- total*                                    39.19         33.72          27.56          22.29         18.52          25.89
CASH OPERATING COSTS (1),(c)                11.10         11.15          12.35          10.90         12.55          11.70
TOTAL OPERATING COSTS (2),(c)               15.50         15.10          15.30          14.30         15.60          15.05

EXPLORATION AND PRODUCTION

GROSS PRODUCTION**
Conventional
- crude oil (a) ***                           8.1           7.9            8.4            9.7          10.8            9.2
- natural gas liquids (a)                     3.5           4.0            4.1            4.1           4.7            4.2
- natural gas (d)                             222           219            231            225           229            226
- total (e)                                  33.8          33.8           35.6           36.3          38.4           36.0
Non-conventional
- crude oil (a) ***                           1.4           1.3            1.0            1.2           1.3            1.2
Total production (e)                         35.2          35.1           36.6           37.5          39.7           37.2
AVERAGE SALES PRICE
- crude oil - conventional (b)              26.30         25.21          20.55          20.48         18.48          20.94
- crude oil - non-conventional (b)          26.91         20.89          21.46          13.55          9.87          16.27
- total crude oil (b)                       26.39         24.61          20.65          19.70         17.57          20.40
- total crude oil (b)*                      36.58         31.08          27.30          20.95         15.60          23.12
- natural gas liquids (b)                   33.16         27.12          22.81          16.70         11.88          19.32
- natural gas (f)                            2.96          2.96           2.48           2.15          2.18           2.44
- natural gas (f)*                           2.97          3.11           2.58           2.17          2.10           2.48
NET WELLS DRILLED
Conventional - exploratory ****                 2            10              6              1             2             19
             - development                      4             4              1              2            --              7
-----------------------------------------------------------------------------------------------------------------------------
                                                6            14              7              3             2             26
-----------------------------------------------------------------------------------------------------------------------------
SUNOCO
REFINED PRODUCT SALES (g)
Transportation fuels
  Gasoline - retail *****                     4.0           4.3            4.0            4.2           4.0            4.1
           - other                            3.8           3.8            3.8            3.9           3.3            3.7
  Jet fuel                                    1.1           0.9            1.2            1.0           1.1            1.1
  Other                                       2.8           2.9            2.8            2.7           2.3            2.7
-----------------------------------------------------------------------------------------------------------------------------
                                             11.7          11.9           11.8           11.8          10.7           11.6
Petrochemicals                                0.6           0.8            0.8            0.7           0.6            0.7
Heating oils                                  0.7           0.5            0.1            0.3           0.8            0.4
Heavy fuel oils                               0.7           0.5            0.4            0.6           0.5            0.5
Other                                         0.6           0.5            0.8            0.7           0.5            0.6
-----------------------------------------------------------------------------------------------------------------------------
                                             14.3          14.2           13.9           14.1          13.1           13.8
-----------------------------------------------------------------------------------------------------------------------------
NATURAL GAS SALES (d)                          84            90             87             86            93             89
-----------------------------------------------------------------------------------------------------------------------------
MARGINS (h)
Refining (3)                                  5.4           4.3            4.8            3.3           3.4            4.0
Retail (4)                                    6.8           7.2            6.9            7.6           7.9            7.4
CRUDE OIL SUPPLY AND REFINING
Processed at Suncor refinery (g)             11.4          10.2           11.2           10.4          10.8           10.6
Utilization of refining capacity (%)          102            92            100             93            97             95
-----------------------------------------------------------------------------------------------------------------------------

*     Excludes the impact of hedging activities.
** Currently all E&P production is located in the Western Canada Sedimentary Basin.
*** Before deducting first quarter 2000 Alberta Crown royalty of 1.0 thousand barrels per day (first quarter 1999 - 0.6 thousand barrels per day).
****  Excludes exploratory wells in progress.
***** Excludes sales through joint venture interests.

(a) thousands of barrels per day
(b) dollars per barrel
(c) dollars per barrel rounded to the nearest $0.05
(d) millions of cubic feet per day
(e) BOE per day
(f) dollars per thousand cubic feet
(g) thousands of cubic metres per day
(h) cents per litre

DEFINITIONS

(1) Cash operating costs - operating, selling and general expenses, crude oil and products purchases, taxes other than income taxes and overburden cash expenditures for the period.
(2) Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less royalties in Schedules of Segmented Data).
(3) Refining margin - average wholesale unit price from all products minus average unit cost of crude oil.
(4) Retail margin - average street price of Sunoco branded retail gasoline minus refining gasoline price.

METRIC CONVERSION

Crude oil, refined products, etc. - 1 m3 (cubic metre) = approx. 6.29 barrels Natural gas - 1 m3 (cubic metre) = approx. 35.49 cubic feet

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       SUNCOR ENERGY INC.

                                       By:
Date: April 20, 2000                       "JANICE B. ODEGAARD"
                                           ------------------------------------
                                            JANICE B. ODEGAARD
                                            Assistant Secretary